Exhibit 99.3

MURCHINSON LTD.

145 Adelaide Street West

Toronto, A6 M5H 4E5

October 22, 2024

Dear [Nominee]:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the “Murchinson Group”), including Murchinson Ltd. (“Murchinson”) and certain other funds it advises and/or sub-advises, for election or appointment as a director of Nano Dimension Ltd. (the “Company”) at the Company’s annual general meeting of shareholders of the Company, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “AGM”).

In consideration of your agreement to be named and serve as a nominee of the Murchinson Group for your proposed appointment as a director of the Company at the AGM, the undersigned hereby agrees to pay you $50,000 in cash promptly following the execution of this letter agreement by Murchinson and you and, for the sake of clarity, regardless of the outcome of the AGM.

The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company’s appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) the Murchinson Group’s withdrawal of your nomination for appointment as a director of the Company, and (iv) the date of the AGM.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

MURCHINSON LTD.

By:
	Name:	Marc Bistricer
	Title:	Chief Executive Officer

Accepted and Agreed to:

[NOMINEE]